April 29, 2016

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Ryan Rohn
Stephen Krikorian
Mitchell Austin

Re:	Tintri, Inc.
Draft Registration Statement on Form S-1
Submitted March 11, 2016
CIK No. 0001554875

Ladies and Gentlemen:

On behalf of our client, Tintri, Inc. (“Tintri”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 7, 2016 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1. We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on March 11, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Tintri’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the revised Registration Statement.

Prospectus Summary, page 1

1.	In a risk factor on page 40 you state that your directors, executive officers and principal stockholders will continue to have substantial control over you after this offering. Please consider including a discussion here that highlights that these insiders will continue to hold a significant amount of shares and will continue to have substantial control over corporate matters after this offering.

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April 29, 2016

In response to the Staff’s comment, Tintri has revised the disclosure on page 8 of the Registration Statement to highlight that existing Company insiders will continue to hold a significant amount of shares and have substantial control over corporate matters after this offering.

Risk Factors

Risks Related to Our Business

If our third-party channel partners fail to perform, our ability to sell..., page 17

2.	You disclose that you depend on channel partners and distributors for a substantial majority of your sales. Please disclose here the percentage of your sales derived from sales to your channel partners and distributors for the most recently completed fiscal period.

In response to the Staff’s comment, Tintri has revised the disclosure on page 17 of the Registration Statement to disclose the percentage of sales derived from sales to our channel partners and distributors for the most recently completed fiscal period.

We derive substantially all of our revenue from a single family of products..., page 20

3.	You disclose that your VMstore family of storage systems accounts for all of your revenue. Please clarify whether you currently offer any product offerings that are not a part of your VMstore family of storage systems. Specifically, clarify whether you consider your stand-alone software products to be a part of your VMstore family of storage systems.

Tintri advises the Staff that it does not currently offer any products that are not a part of the VMstore family of storage systems. Tintri has revised the disclosure on page 20 of the Registration Statement to clarify that stand-alone software products are considered part of the VMstore family of storage systems, and that Tintri does not currently offer any product offerings that are not a part of the VMstore family of storage systems.

We rely on a limited number of suppliers, and in some cases single-source suppliers..., page 25

4.	We note that you rely on certain suppliers for hardware components for your solutions and that you generally do not have long-term supply contracts with these suppliers. Please tell us whether you have material agreements with any of your suppliers, and if so, include a description of the material terms of any such agreements in the business section. Additionally, file any such agreement if you are substantially dependent upon it. Consider Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment and for the reasons described below, Tintri respectfully advises the Staff that it does not believe that any of its agreements with suppliers constitute material agreements that would be required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Tintri has, however, revised the Registration Statement to include a description of certain supplier arrangements that it believes may be less readily replaced in the event of a disruption to these present arrangements.

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April 29, 2016

Tintri notes that a substantial majority of the hardware components used in Tintri’s products are procured by Flextronics, Tintri’s contract manufacturer, pursuant to contracts between Flextronics and the component suppliers. In a limited number of instances, Tintri contracts directly with suppliers of the components used in its products.

The contracts directly between Tintri and its suppliers were entered into in the ordinary course of business and, except as described below, Tintri believes that the components obtained under these contracts are generally available upon comparable commercial terms from other suppliers. Consequently, Tintri respectfully submits that these agreements are not material to its business and that no further disclosure concerning these agreements is required or would be of material benefit to investors. However, in the case of chassis subassemblies that Tintri uses in its hardware products, which consist of structural rails, power supplies and other electrical and hardware components and, in some cases, controllers, motherboard, CPU and related firmware, these chassis subassemblies may not be as readily available from alternative suppliers. On this basis, Tintri has included a description of material terms of the applicable supply agreements for chassis subassemblies on pages 25 and 96 of the Registration Statement.

Tintri respectfully submits that while these supply agreements for the chassis subassemblies may warrant disclosure in the Registration Statement, these agreements are not required to be filed as exhibits because they are ordinary course to Tintri and Tintri is not substantially dependent on them. Tintri, as a manufacturer of integrated hardware and software storage products, enters into supply agreements in the ordinary course of business. Furthermore, the chassis subassemblies are built by the suppliers from generally available commodity components. The chassis subassemblies do not constitute core technology of Tintri, and Tintri believes that it could source chassis subassemblies from multiple alternative suppliers, if necessary. Consequently, Tintri respectfully submits that none of these agreements is required to be filed as an exhibit to the Registration Statement under Item 601(b)(10) of Regulation S-K.

Market and Industry Data, page 47

5.	With respect to every third-party statement in your prospectus, such as the information attributed to International Data Corporation and Gartner, Inc., please provide us with copies of the relevant portions of the studies or reports you cite. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Tintri is supplementally providing the Staff under separate cover with copies of the industry data and other research cited in the Registration Statement, including the reports of International Data Corporation and Gartner, Inc. referenced in “Market and Industry Data,” marked to highlight the portions that Tintri relied on and cross-referenced to the statements in the prospectus. Tintri advises the Staff that, other than the TechValidate survey of IT administrators referred to on page 91 of the Registration Statement and discussed in response to the Staff’s comment number 15, below, no third-party studies or reports cited in the Registration Statement were commissioned by Tintri.

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Use of Proceeds, page 48

6.	You state that you intend to use the net proceeds from the offering for “general corporate purposes, including working capital, sales and marketing activities, engineering initiatives, including enhancement of [y]our solution and investment in technology and development, general and administrative expenses and capital expenditures,” and that you may also use a portion of the proceeds for acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose, to the extent known. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. In this regard, we note you describe your growth strategies on page 91 but do not indicate the extent to which they will be funded with offering proceeds. Additionally, tell us whether you intend to use any material portion of the proceeds to repay any outstanding borrowings with Silicon Valley Bank or TriplePoint Capital. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

Tintri respectfully advises the Staff that, while Tintri does anticipate using proceeds from this offering to advance the growth strategies described in “Business—Our Strategy,” it has no specific plans at present with respect to its use of the proceeds from this offering beyond those disclosed in “Use of Proceeds.” In this regard, Tintri has not yet determined whether it will use any portion of the proceeds to repay any outstanding borrowings with Silicon Valley Bank or TriplePoint Capital. Consequently, Tintri has revised the disclosure on page 48 of the Registration Statement to clarify that it may use a portion of the proceeds to repay outstanding borrowings with Silicon Valley Bank and TriplePoint Capital and that it expects to use a portion of such proceeds to advance various of the strategic initiatives described in the “Business—Our Strategy” section of the Registration Statement. Tintri will further revise the disclosure in the Registration Statement should more specific determinations be made with respect to the use of proceeds from this offering prior to its completion, including any use of proceeds to grow Tintri’s business or repay its outstanding borrowings with Silicon Valley Bank or TriplePoint Capital.

Selected Consolidated Financial and Other Data, page 53

7.	Please include your long-term debt within your consolidated balance sheet data. Refer to paragraph 2 of the Instructions to Item 301 of Regulation S-K.

In response to the Staff’s comment, Tintri has revised the disclosures on page 54 of the Registration Statement to include Tintri’s long-term debt within its consolidated balance sheet data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

8.	You state that substantially all of your customers have either renewed their support and maintenance subscriptions or purchased new support and maintenance subscriptions together with replacement products to date. Please tell us what consideration you have given to disclosing the percentage of customers who have done so.

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April 29, 2016

Tintri respectfully advises the Staff that it has given consideration to disclosing in the Registration Statement the percentage of customers that have either renewed their support and maintenance subscriptions or purchased new support and maintenance subscriptions together with replacement products, but determined that such disclosure would not benefit prospective investors for the reasons described below. Based on a review of support and maintenance revenue by customer, Tintri believes that, to date, at least 95% of its customers have either renewed their support and maintenance subscriptions or purchased new support and maintenance subscriptions together with replacement products. However, Tintri believes that this metric, like all business metrics, is subject to an inherent margin of error, and Tintri has not undertaken an exhaustive review of its customer purchasing history since its inception such as would allow it to state in the Registration Statement that it has had at least 95% renewal or replacement rate. In addition, Tintri’s support and maintenance subscription agreements are generally for a fixed term beginning upon the agreement’s effective date, and consequently become subject to renewal or replacement from time to time on a rolling basis. In light of the foregoing, Tintri considers it advisable to simply state that “substantially all” of its customers that have either renewed their support and maintenance subscriptions or purchased new support and maintenance subscriptions together with replacement products rather than disclosing the exact percentage that have done so.

9.	You disclose here that no customer represented more than 5% of your revenue and no distributor represented more than 10% of your revenue for the nine months ended October 31, 2015. You also disclose on page 59 that in situations where there are purchases by multiple subsidiaries or divisions, universities or governmental organizations affiliated with a single entity, you count each separate buying unit within an enterprise as a separate customer. However, please note that for purposes of Item 101(c)(1)(vii) of Regulation S-K, a group of customers under common control or customers that are affiliates of each other must be regarded as a single customer. Accordingly, confirm, if true, that no customer accounted for 10% or more of your revenue pursuant to the definition of customer set forth in Item 101(c)(1)(vii).

Tintri advises the Staff that it is not aware of any single customer, including any group of customers that is under common control or any customers that are affiliates of each other in accordance with the definition of customer set forth in Item 101(c)(1)(vii) of Regulation S-K, that accounted for 10% or more of Tintri’s revenue during any of the fiscal years presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

10.	Please provide us with support for your statement that you have experienced strong success rates converting prospective customers into customers after they receive a trial VMstore.

Tintri advises the Staff that Tintri believes that it has experienced strong success rates converting prospective customers into customers after they receive a trial VMstore based on the information and analysis described below. As a part of its ordinary course sales process, Tintri often provides prospective customers with a VMstore system on a trial basis. From analyzing its sales data, Tintri determined that,

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of the total number of sales opportunities that were closed in the fiscal year ended January 31, 2016 (both opportunities won by Tintri as well as opportunities lost by Tintri) and with respect to which the prospective customer received a trial VMstore, the prospective customer purchased one or more VMstores in 66.5% of such closed opportunities. For this purpose, Tintri considers a sales opportunity to be closed when the customer places an order with either Tintri or another vendor competing for such opportunity, or otherwise notifies Tintri that it is closing the requisition process. Tintri notes that it generally provides trial VMstores to prospective customers at an early stage of the sales cycle, when a large number of variables in the procurement process can cause a prospective sale not to be consummated. Consequently, Tintri respectfully submits that 66.5% is appropriately described as a “strong” conversion rate.

Our Business Model, page 56

11.	Please tell us what consideration you have given to including an expanded discussion of the stand-alone software product attach rate and the expansion metrics in your Key Financial and Operational Metrics section, including a discussion of any related trends. Additionally, please revise to clarify, if true, that the expansion metric refers to the cumulative amount of purchases by these customers in all quarters subsequent to their first quarter as customers.

Tintri respectfully advises the Staff that it gave consideration to Item 303(a)(3) of Regulation S-K and to Section III.B.1 of SEC Release No. 33-8350 in preparing the disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics” and “—Results of Operations.” Tintri notes that the Registration Statement includes specific disclosure regarding Tintri’s stand-alone software product attach rate for fiscal years 2016, 2015 and 2014 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model.” Less than 10% of Tintri’s revenue is based on stand-alone software revenue. Tintri included a limited discussion of stand-alone software attach rates in the Registration Statement to demonstrate the growing adoption by its customers of its stand-alone software solutions. Consequently, Tintri respectfully submits that the present disclosure provides prospective investors with sufficient information concerning growth in stand-alone software product sales, and that stand-alone software attach rates do not rise to the level of a key metric warranting additional discussion in the Registration Statement.

Tintri advises the Staff that the expansion metric presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” and elsewhere in the Registration Statement refers to the cumulative amount of purchases by these customers in all quarters, including their first quarter, as customers. In response to the Staff’s comment, Tintri has revised the disclosure on page 57 of the Registration Statement. Furthermore, Tintri respectfully submits that these expansion metrics have been included in the Registration Statement simply in order to provide a quantitative illustration of Tintri’s ability to generate increased sales within its existing customer base, and that they do not provide meaningful information concerning its business trends or financial performance such as would be usefully included in a period-by-period presentation such as that included in Key Financial and Operational Metrics. For this reason, Tintri determined that expansion metrics did not constitute a key financial or operational metric warranting further discussion in this section or elsewhere in the Registration Statement.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 73

12.	We note your risk factor disclosure on page 35 that you are a multinational organization and your exposure to potential changes in tax laws could impact your cash and cash equivalent balances maintained outside of the United States. To the extent that you have material cash balances outside of the United States, please tell us your consideration of disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Tintri respectfully advises the Staff that, as of January 31, 2016, its cash balances outside of the United States represented less than one percent of its cash and cash equivalents, and therefore substantially all of its cash is available to fund domestic operations.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 82

13.	Tell us the estimated fair value of your shares of common stock underlying each stock option granted during the year ending January 31, 2016 and through the effective date of this registration statement.

In response to the Staff’s comment, Tintri is providing the Staff with the estimated fair value of the shares of common stock underlying each stock option and restricted stock unit (“RSU”) granted during the year ended January 31, 2016 and through the date hereof. The table below represents the determination by our board of directors of the fair market value of our common stock as of the date of each such equity grant. Tintri will provide the Staff with similar information concerning any grants made following the date hereof at the time that it provides the Staff with information concerning the offering price range.

Grant Date	Options or RSUs	Number of Shares Subject to Awards Granted	Exercise Price Per Share of Common Stock	Fair Value Per Share of Common Stock

March 3, 2015	Options	1,437,400	$3.49	$3.49
March 23, 2015	Options	447,000	$3.49	$3.49
March 31, 2015	Options	3,616,225	$3.49	$3.49
April 27, 2015	Options	342,500	$3.49	$3.49
July 9, 2015	Options	884,200	$3.73	$3.73
September 10, 2015	Options	1,099,700	$4.19	$4.19
November 5, 2015	Options	1,015,100	$4.32	$4.32
December 7, 2015	Options	1,000,000	$4.32	$4.32
January 7, 2016	Options	1,097,000	$4.32	$4.32
March 16, 2016	Options	839,250	$4.99	$4.99
March 28, 2016	Options	2,777,135	$4.99	$4.99
March 28, 2016	RSUs	1,046,250	N/A	$4.99

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Business

Our Solutions

Simplify and Automate Storage Management at Scale, page 89

14.	Please quantify the number of customers that you believe can reduce the time spent on storage administration by up to 95% compared to the time required to manage a conventional, LUN-based system meeting the same storage requirements.

Tintri advises the Staff that it believes that the statement concerning reduction in time spent on storage administration referenced above is true not only with respect to a limited subset of its customers with specific or unusual use cases. For the reasons discussed below, however, Tintri does not believe that the number of applicable customers can be quantified with greater precision.

Tintri bases the statement referenced above principally upon a report (the “Taneja Report”) commissioned by Tintri in October 2014 from the Taneja Group (“Taneja”), a third-party firm providing analysis and consulting services to the technology industry, including with respect to storage technologies and server utilization. The Taneja Report was based upon certain lab-based tests of Tintri’s VMstore system performed by Taneja, as well as interviews by Taneja with six Tintri customers. Customers interviewed were selected from a range of industries, including higher education, professional services and software development, and, according to Taneja, generally represented a differentiated set of usage cases. Consequently, Tintri believes that the results of the Taneja Report are indicative of the efficiency gains that may be enjoyed by a broad cross section of its customers.

For the reasons set forth above, Tintri respectfully submits that the current disclosure provides prospective investors with useful information concerning the benefits of its products that may be available to prospective customers, and that further quantification of the number of customers to which this statement applies is neither possible nor necessary to an investor’s understanding of Tintri’s business and business prospects.

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Our Strategy

Pursue Additional Large Enterprises and CSPs, page 91

15.	We note that a survey of IT administrators at your customers revealed that more than 95% of participants would recommend your storage to a peer or co-worker. Please revise to clarify that you commissioned this survey, if true, and quantify the number of participants. Additionally, please provide us with a copy of this survey.

Tintri advises the Staff that the survey of IT administrators was based upon a survey conducted by Tintri in the fourth quarter of fiscal 2016 using a survey platform provided by TechValidate, a third-party service provider. This data consists of responses by 208 Tintri customers, who were asked to respond, on a scale of one to ten, with ten being the most likely, to the question: “How likely is it that you would recommend Tintri VMstore to a friend or colleague.” More than 95% of the responses that Tintri received to this question were seven or higher, which TechValidate endorses as affirmative for this purpose. Tintri is supplementally providing the Staff under separate cover with a copy of the questionnaire used in this survey. Tintri did not obtain any other formalized summary of the results of this survey.

In addition, Tintri has revised the disclosure on page 91 of the Registration Statement to clarify that Tintri commissioned this survey and to specify the number of participants in this survey.

Intellectual Property, page 98

16.	In a risk factor on page 28 you state that in the past you have entered into agreements with intellectual property rights holders involving the payment of royalties or other fees or the granting of limited licenses of your intellectual property rights to resolve related inquiries and settle claims. Please briefly summarize any material royalty or license agreements you have entered into here.

Tintri respectfully advises the Staff that none of its royalty or license agreements with intellectual property holders are material in nature or amount to Tintri. Tintri believes that it does not license any intellectual property rights that are material to its core technology or products, nor does it have any present intention to license any intellectual property rights that are expected to be material to any core technology or products currently under development. Consequently, Tintri believes that its business does not depend upon any such agreement to a material extent. Furthermore, the amount of royalties paid or payable by Tintri under these agreements is immaterial to Tintri’s financial results or condition. Royalties paid or scheduled to be paid by Tintri under each such agreement in any fiscal year represent less than 1% of Tintri’s total revenue for fiscal 2016. Consequently, Tintri respectfully submits that no further description of these agreements is required or would be of benefit to prospective investors.

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April 29, 2016

Executive Compensation

Executive Employment Arrangements, page 109

17.	You disclose that you intend to enter into confirmatory employment letters with Kieran Harty and Michael McGuire prior to the completion of this offering. Please confirm that you will file these agreements as exhibits. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Tintri advises the Staff that it will file the confirmatory employment letters with Kieran Harty and Michael McGuire as exhibits to an amendment to the Registration Statement. Tintri has revised the Exhibit Index to the Registration Statement accordingly.

Principal Stockholders, page 120

18.	Footnotes 1, 3 and 4 to the beneficial ownership table disclaim beneficial ownership. Please advise why these disclaimers are appropriate. In this regard, Exchange Act Rule 13d-3 defines a beneficial owner of a security as any person who, directly or indirectly, has or shares voting power or investment power.

In response to the Staff’s comment, Tintri has revised the disclosure in footnotes 1, 3 and 4 to the beneficial ownership table on pages 121 and 122 of the Registration Statement to remove the disclaimers of beneficial ownership.

Report of Independent Registered Public Accounting Firm, page F-2

19.	We note that the audit report does not contain the signature of your independent accountant. Please have them revise their report accordingly. Refer to Question 7 of our JOBS Act Frequently Asked Questions available at http://www.sec.gov/divisions/corpfin/guidance/cfjumpstartfaq.htm.

Tintri advises the Staff that it has included the signed audit report in the Registration Statement.

Notes to Consolidated Financial Statements, page F-8

20.	We note your disclosure of your 401(k) plan on page 115. Please tell us your consideration of providing a similar disclosure in your footnotes. Refer to ASC 715-70-50-1.

In response to the Staff’s comment, Tintri has revised the disclosure on page F-30 of the Registration Statement to include a discussion of its 401(k) plan similar to that set forth on page 114 of the Registration Statement.

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Note (2) Summary of Significant Accounting Policies

Revenue Recognition, page F-12

21.	Tell us how you establish VSOE for software support services included with the standalone software arrangements. In this regard, clarify whether the core software included with the hardware product also includes support services. Indicate whether both of these support services are renewed at the same time. If so, explain how the renewal of the software support service represents a separate sale. Refer to ASC 985-605-25-6(a).

Tintri advises the Staff that it establishes vendor-specific objective evidence of selling price (“VSOE”) for software support services included with stand-alone software arrangements in the manner described below.

Software support services offered by Tintri consist of support services for stand-alone software, which is non-essential with respect to the functionality of Tintri’s hardware products and referred to below as “non-essential software,” and core software, which is essential software included in Tintri’s hardware products and referred to below as “essential software.” In this regard, Tintri confirms that Tintri’s core software includes support services.

There are limited stand-alone sales of support services for non-essential software upon which VSOE could be based, as a significant majority of support service renewals consist of combined renewals of support services for both non-essential software and essential software. Consequently, Tintri bases VSOE for software support services for non-essential software on two elements: (1) the fair value of combined renewals of support services for both non-essential software and essential software and (2) the fair value of support services for essential software. Tintri has established VSOE for each of these elements based upon stand-alone sales, which represents the “price charged for a deliverable when it is sold separately” in accordance with ASC 605-25-30-6(a). Using the fair value of support services for essential software, Tintri bifurcates the VSOE of combined renewals in order to establish VSOE for support services for non-essential software.

Based on the foregoing, Tintri accounts for its stand-alone software arrangements by applying the residual method to its initial sale of non-essential software licenses (inclusive of support services), utilizing the VSOE of support services for non-essential software arrived at through the process described above. Tintri respectfully submits that this application is consistent with published guidance from the major accounting firms, which it has applied consistently.

Note (3) Fair Value Measurements, page F-16

22.	Tell us your consideration of providing a description of the valuation technique(s) and the inputs used in the fair value measurements categorized with Level 2 of the fair value hierarchy. Refer to FASB ASC 820-10-50-2.bbb.

In response to the Staff’s comment, Tintri has revised the disclosure on page F-16 of the Registration Statement to describe valuation technique(s) and the inputs used in the fair value measurements categorized with Level 2 of the fair value hierarchy.

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Note (8) Commitments and Contingencies

Contingencies, page F-25

23.	We note your disclosures on pages 65 and 68 that your General and Administrative expenses for the nine months ended October 31, 2014 and year ended January 31, 2014 were impacted by a cumulative liability related to delinquent state sales taxes. Provide us with your analysis of whether this matter should be disclosed within your Contingencies disclosure. Refer to FASB ASC 450-20-50.

Tintri respectfully advises the Staff that it has considered the disclosure guidance under FAS ASC 450-20-50 in relation to its disclosures under Note (8) Commitments and Contingencies to the financial statements included in the Registration Statement. ASC 450-20-50 requires disclosure of an unrecognized loss contingency if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either (i) an accrual has not been made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met or (ii) an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1. Tintri has accrued a loss in the amount of $0.8 million as of January 31, 2016 for delinquent state sales taxes. Based on its assessment of its accrual methodologies and its current filing status with individual state taxation authorities, Tintri has determined there is less than a reasonable possibility that a loss or an additional loss in excess of such amounts accrued may be incurred. Tintri respectfully advises the Staff that, on this basis, it has determined that no such disclosure relating to accruals for its delinquent sales tax liabilities should be included in the Contingencies disclosure.

Note (12) Taxes, page F-33

24.	We note your disclosure on page F-35 that you do not have any present intention of remitting undistributed earnings of foreign subsidiaries. Please tell us your consideration of disclosing the amount of undistributed earnings of foreign subsidiaries, if material, that you consider to be indefinitely reinvested. Refer to FASB ASC 740-30-50-2.c.

Tintri respectfully advises the Staff that the tax impact of any repatriation of our undistributed earnings would not be material at January 31, 2016.

General

25.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Tintri advises the Staff that, to date, neither Tintri nor anyone authorized to do so on Tintri’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that Tintri or anyone authorized to do so on Tintri’s behalf presents any such materials to potential investors prior to the offering, Tintri will supplementally provide copies of any such written communications to the Staff.

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26.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Tintri acknowledges the Staff’s comment and will provide the Staff with sufficient time to process its amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

27.	Please provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Tintri advises the Staff that it will provide copies of any graphics or artwork to the Staff under separate cover with sufficient time for the Staff to review prior to the circulation of preliminary prospectuses. Tintri further advises the Staff that it has given consideration to Question 101.02 of the Securities Act Forms Compliance and Disclosure Interpretations during its preparation of graphics and artwork used in the prospectus.

***

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April 29, 2016

Please direct any questions regarding Tintri’s responses or the revised draft of the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Ken Klein, Tintri, Inc.

Ian Halifax, Tintri, Inc.

Mike Coleman, Tintri, Inc.

Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Ben Hance, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Rezwan D. Pavri, Goodwin Procter LLP

An-Yen E. Hu, Goodwin Procter LLP

Conor Moore, KPMG LLP